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                                                                      Exhibit 21

 DOLAN FAMILY GROUP PROPOSES TO ACQUIRE PUBLIC INTEREST IN CABLEVISION TELECOM
   AND CABLE BUSINESSES AND TO SPIN OFF PROGRAMMING, SPORTS AND ENTERTAINMENT
                                   BUSINESSES

   TOTAL VALUE DELIVERED TO PUBLIC SHAREHOLDERS TO BE $33.50 PER SHARE, A 25%
              PREMIUM OVER THE PREVIOUS CABLEVISION CLOSING PRICE

  $21.00 PER SHARE IN CASH FOR TELECOM AND CABLE BUSINESSES REPRESENTS HIGHEST
     VALUE PER SUBSCRIBER PAID IN A MAJOR CABLE TRANSACTION IN RECENT YEARS

  CURRENT SHAREHOLDERS ALSO TO RECEIVE PRO-RATA EQUITY INTEREST IN SPIN-OFF OF
    PROGRAMMING, SPORTS AND ENTERTAINMENT ASSETS - INCLUDING NATIONAL CABLE
          NETWORKS, REGIONAL SPORTS NETWORKS AND MADISON SQUARE GARDEN

Bethpage, New York, June 20, 2005 - Charles F. and James L. Dolan, on behalf of members of the Dolan Family Group, today announced that they have proposed to acquire the cable and telecommunications businesses of Cablevision Systems Corporation (NYSE: CVC). Under the proposed transaction, transmitted yesterday in a letter to the Cablevision Board of Directors, Rainbow Media Holdings would also be spun off to all Cablevision shareholders on a pro rata basis. The spin-off will include the national cable networks (AMC, IFC, WE), fuse, regional sports networks, Madison Square Garden, the New York Knicks, the New York Rangers, Radio City Music Hall, News 12 and Clearview Cinemas.

Concurrent with the spin-off of Rainbow, with an estimated value of $12.50 per share, the public shareholders of Cablevision would receive $21.00 per share in cash in connection with a merger of Cablevision with an entity owned by the Dolan Family Group. The transaction delivers an estimated value of $33.50 per share or an aggregate of $7.9 billion to public shareholders, and implies an enterprise value for the company's telecom and cable businesses of $13.6 billion. After the completion of the transactions, the Dolan Family Group would own 100% of the Cablevision telecom and cable businesses and approximately 20% of Rainbow.

In the letter sent to the Board, the Dolan Family Group noted that it anticipates that the Board will form a special committee of independent directors, which will retain its own legal and financial advisors, to respond to the proposal on behalf of Cablevision's public shareholders. The Dolan Family Group also noted that it is interested only in the proposed transaction and will not sell its stake in Cablevision.

The total consideration to be received by the public shareholders represents a 25% premium over the Friday, June 17 closing price for Cablevision Class A common stock and a 27% premium to the average closing price for the last 30 days. Assuming an estimated value for Rainbow of $12.50 per share, the premium offered for Cablevision's core cable and telecommunications business is approximately 46%. On a per subscriber basis, the implied cable and telecom transaction value represents the highest value paid in a major cable transaction in recent years.

Charles and James Dolan said, "Our proposal offers a substantial premium to Cablevision's public shareholders for the cable and telecom businesses, while enabling shareholders to benefit from unlocking the value of our premier programming, sports and entertainment properties. With new technologies and aggressive competitors redefining content delivery, the cable and telecommunications businesses have truly entered a new and challenging era. We strongly believe that a long-term, entrepreneurial management perspective - not constrained by the public markets' tendency to focus on short-term results - will better enable the cable company to meet its competitive challenges. We are prepared to shoulder the risks of full ownership and are confident the company will achieve success.

"Our proposed transaction will also create a focused, well-capitalized content company including the national cable networks, outstanding regional sports networks, the New York Knicks and the New York Rangers, and one of the world's finest sports and entertainment arenas - Madison Square Garden. This `pure-play' company will be well positioned for continued growth. We have long believed the value of these scarce assets was not fully reflected in Cablevision's stock price, and will be more readily recognized in a stand-alone company."

Upon the close of the transaction, the Dolan Family Group anticipates that Charles Dolan would continue to serve as the Chairman of Cablevision, James Dolan would be the CEO and Chairman of Rainbow and a director of Cablevision, and Tom Rutledge would be the CEO of Cablevision. Long-term programming and distribution agreements between the two companies will remain in place.

Charles and James Dolan are being advised by Merrill Lynch & Co., Banc of America Securities LLC, and law firm Debevoise & Plimpton LLP. Merrill Lynch & Co. and Banc of America Securities LLC and certain of its affiliates have agreed to fully finance the cash consideration payable to the public stockholders. The total funds necessary to consummate the transaction (including refinancing Cablevision's existing credit facility) are expected to be approximately $6.8 billion.

Pending the execution of a definitive agreement, Cablevision's stockholders and others considering trading in its securities should recognize that the announcement of this proposal is only the beginning of the process of considering the proposal and that no definitive time frame has been determined.

This press release is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of Cablevision, and it is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission ("SEC") should this proposed transaction go forward. If such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information, including risk factors. Any such documents, once filed, will be available free of charge at the SEC's website (www.sec.gov) and from Cablevision.


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"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION AND
REFORM ACT OF 1995:

This press release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties, including the inability to satisfy the conditions to any proposed transaction, general economic conditions, and other factors that may be identified in filings made with the SEC by Cablevision or the Dolan Family Group.

                                      # # #

Contacts:   Walter Montgomery
            646-805-2002

            Jim Badenhausen
            646-805-2006


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